Exhibit 99.3

Management’s Discussion and Analysis (amended)
Year Ended December 31, 2011

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries (“Baja” or the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2011. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”). The following information should be read in conjunction with the accompanying audited consolidated financial statements, notes to those financial statements and the Company’s Annual Information Form for the year ended December 31, 2011, all of which are available on the SEDAR website at www.sedar.com. Contrary to prior years, financial information is now expressed in United States dollars, unless stated otherwise. This MD&A is current as of March 30, 2012.

Risk Factors

Readers should carefully consider the risks and uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2011 before deciding whether to invest in the common stock of Baja.

Financial highlights

	Three months ended		Year ended
	December 31		December 31
(USD thousands unless otherwise noted)	2011	2010	2011	2010
Capital expenditures - property, plant and equipment	119,050	27,618	339,599	47,638
Cash and cash equivalents	39,625	48,151	39,625	48,151
Working capital	(159,733)	37,288	(159,733)	37,288
Modified working capital (1)	35,175	37,288	35,175	37,288
Senior debt	152,018	-	152,018	-
Subordinated debt	233,797	75,087	233,797	75,087
Loss (income)	10,033	88,559	(20,021)	92,716
Loss (income) attributable to shareholders	10,087	65,499	(11,512)	69,580
Loss (income) per share - basic	0.03	0.28	(0.03)	0.41
Modified loss (2)	5,423	5,382	24,678	11,203
Modified loss (income) attributable to shareholders (2)	5,164	8,252	21,399	13,533
Modified loss (income) per share - basic (2)	0.02	0.04	0.06	0.08

(1)
The Company's financial statements are prepared in accordance with IFRS. Modified working capital is a non-IFRS measure which is defined as current assets less current liabilities, adjusted to add back current senior debt and current derivative liabilities. Refer to page 32 for reconciliations of working capital to modified working capital.

(2)
The Company's financial statements are prepared in accordance with IFRS. Modified loss is a non-IFRS measure which is defined as loss before foreign exchange, fair value adjustment on derivative instruments and change in estimate. Refer to page 32 for reconciliations of loss (income) to modified loss (income).

Fourth quarter and recent highlights

●	The Company drew $176.5 million from its senior debt facilities during the fourth quarter of 2011.

●
Two new key members have been added to the Company’s senior executive team, Mr. Adam Wright as Chief Operating Officer of the Company, and Mr. Charles Hennessey, as Vice President Operations of the Company’s 70% owned Mexican subsidiary, both of whom bring extensive operational experience to the Company.

●
Overall construction at the Boleo Project continues to advance on schedule, including advancing construction of the acid plant, tailings storage facility and the marine terminal, as well as, installation and testing of the initial power plant.

●
Management is in the process of establishing a definitive forecast of the costs to complete the Boleo Project and expects that this detailed cost analysis will be completed during the second quarter of 2012.

●	The site-based workforce at the Boleo Project, including contractors, exceeded 2,300 workers as of the date of this MD&A.

Overview

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company has one project at this time, the Boleo Project (the “Project”), which is a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico.  The Project is currently under construction and surface and underground mining activities have commenced.

The Company owns a 70% interest in the Boleo Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”).  MMB holds all mineral and property rights for Boleo. The remaining 30% of MMB is owned by a Korean Consortium (the “Consortium”), the members of which acquired their interest in June 2008.

The Project is currently progressing as anticipated to meet the development schedule, which provides for mechanical completion and commissioning of the copper circuits in late 2012 and early 2013 to allow for first copper production during the first half of 2013.

Corporate Outlook

During 2011, management was focused on development of the Boleo Project, including engineering, construction, staffing, scheduling, budgeting and drawing on senior debt facilities, following satisfaction of the remaining conditions precedent.  Major milestones in each of these areas were achieved during the year.  With approximately one year remaining until mechanical completion, the Company is focused on the following key project development activities:

a)	Substantial completion of engineering;

b)	Completion of procurement;

c)	Managing site construction;

d)	Demonstrate a comprehensive framework for operational readiness; and

e)	Continued hiring and training of quality staff.

The Company continues to manage its EPCM contractor and its key vendor’s to maintain focus on the above key activities to keep the Boleo Project on target for commissioning and the commencement of copper production.

Baja Mining Corp. MD&A Q4 2011	2

Boleo Project Development Activities

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, USA. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

The Boleo Project is being developed as a series of underground mines using a room-and-pillar mining method, along with small open-cut mines. The ore will be fed to a processing plant, which will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, likely at some point, manganese, probably as manganese carbonate.  The plant is expected to produce, on average, 125 million pounds of copper per year for the first 6 years at an average grade above 2% and 84 million pounds of copper per year thereafter at an average grade of 1.33% (based on the currently schedule mine life).  Based on present reserves and the current mine plan, the scheduled life of mine is 23 years.

Financing is in place to support the construction and development of the Boleo Project

During the fourth quarter of 2011, the Company drew $176.5 million from its senior debt facilities. The total of the Project finance facilities amounts to $823 million, of which $759 is senior debt.  The first draw from the senior debt facilities in October 2011 was drawn proportionately from all senior lenders and signified successful completion of conditions precedent.  The second draw in December 2011 of approximately $52 million was completed entirely from the Export-Import Bank of the United States (“US Exim”).

The Company had spent its required Project equity by the second quarter of 2011, allowing it to draw $50 million on the Baja funding loan available from the Consortium.  During the third quarter, the Company was then able to draw $50 million from the subordinated debt facility available from the Korean Development Bank.

Other than the administrative error leading to late payment of US Exim commitment fees, which has since been completely remedied (refer to “Liquidity and Capital Resources”), the Company was in compliance with all covenants associated with its senior debt facilities at December 31, 2011.

Construction of the Boleo Project is advancing toward planned start of operations in 2013

Significant construction progress was made during the year, including commencing construction of the:

●	Key components of the process plant, including the solid-liquid separation circuit (high-rate thickeners) and foundation for the solvent extraction electrowinning circuits;

●	Acid plant;

●	Tailings storage facility;

●	Mine maintenance facility; and

●	Marine terminal.

Baja Mining Corp. MD&A Q4 2011	3

The activities relating to Engineering, Procurement and Construction Management (“EPCM”) were 70% complete at February 29, 2012. The EPCM contractor has advanced project engineering to 92% completion.  Detailed engineering is expected to be completed by mid-2012.  The Company has been focused on a seamless integration between engineering and construction, including engineering support for concrete and structural steel design, since the planned move of engineering services by the Company’s EPCM contractor to Mexico was completed during the third quarter.

The Company also continues to place its own key individuals in each significant project area to liaise, integrate and manage the EPCM contractor.

Mass earthworks at the Boleo processing plant are nearing completion in most areas with concrete work also well underway. Two batch plants were put into use, supplying up to 120 cubic meters per hour of concrete in support of the 72,000 cubic metres of concrete required for development of the plant and other infrastructure over the coming months. The Company has poured 56% or approximately 40,000 cubic meters of concrete, which was largely used in construction of the six 60 meter diameter high-rate thickeners, along with foundations for acid tanks, leach tanks and milling equipment. Deliveries of process equipment for the plant and bulk materials such as piping and structural steel are arriving daily.

In August 2011, the first of three desalination plants became operational.  The desalination plant was the first permanent unit of the processing plant to become operational.  It provides 530,000 litres of fresh water per day, including all of the fresh water required for drinking and construction at the Boleo site.  The two other desalination plants will be constructed by Q3 2012 and will provide all of the fresh water required for permanent operations at Boleo.

Three 2.5 megawatt power generators became operational in February 2012.  These three generators are supplying electrical power for the construction activities, for initial mining operations and for the camp.  During the production phase, the increased power demand will be provided by three additional generators, each with 7.7 megawatts of capacity, and from the cogeneration of power from the burning of sulphur in the acid plant. Construction of the mine maintenance facility was completed early in 2012, a slight delay from the planned timing for occupancy of December 2011.  Camp construction and laboratory construction were completed, and the interior construction work for the on-site laboratory is complete and the facility is operational.

Anticipated 2012 construction milestones include:

●	Commencement of the erection of the ball mill and scrubber;

●	Completion of acid plant converter and CCD thickeners;

●	Completion of the marine terminal; and

●	Mechanical completion of copper circuits and acid plant.

Commissioning of the copper circuit is scheduled for late 2012/early 2013, with first copper production anticipated in the first half of 2013.  The cobalt and zinc circuits are expected to follow a reasonable period of time after the copper circuit reaches steady state.

Management is committed to monitoring project costs

At the end of February 2012, Engineering and Procurement activities were 92% and 84% complete, respectively. Management is in the process of establishing a definitive forecast of the costs to complete the Project and expects that this detailed cost analysis will be completed during the second quarter of 2012. While work on the forecast is ongoing, preliminary analysis of trends indicate that there may be inflationary pressure on several key components of the Project. This includes higher than expected costs for labour, fuel and steel.  As a result, management has initiated a program to identify and implement cost saving measures across a broad range of project activities.

Baja Mining Corp. MD&A Q4 2011	4

Surface and underground mining have commenced

Surface mining commenced in May 2011 and was largely focused on construction activities in the tailings dam area and on road construction.  Currently the surface mining group has focused on selective ore production in addition to the other priorities in the early years.  The Company has stockpiled approximately 280,000 wet tonnes of manto ore since the start of surface mining in the second quarter of 2011.

The surface mining equipment fleet has completed its initial complement of  primary equipment, consisting of hydraulic excavators, front end loaders, tractor bulldozers, and mining and hauling trucks, which the Company took receipt of in the first quarter of 2011. The Company has purchased and commissioned all of its major surface mining equipment.

Underground mining of development headings at the Boleo Project commenced on schedule in September 2011.  The focus remains to build a safe and efficient mining organization to productively develop the Boleo reserves.

The Company expected a slow ramp-up to full production rates in underground mining, with the mine plan and production models being conservatively planned to reflect this. However, the advance of underground development is increasing but at slower rates than projected. This is to adequately manage the safety risks associated with training an inexperienced work force to operate in challenging ground conditions. The mining team also encountered more old mine workings than expected while developing the M-301 mine, which exacerbated the situation. With an ongoing commitment to training, the Company still believes the locally employed mine team will be able to meet the long term development and production targets of the mine plan. However, in the short term, a plan has been developed to mitigate any issues before they arise by engaging an experienced contract miner to undertake the development of the M-301 mine. In the meantime the Company will deploy its own resources in the M-303 mine with a focus on continuous improvement based on training the new workforce in safe and efficient mining techniques. The contract miner will provide their own equipment for development and will also provide training support to the Company. There will be no impact to the continued employment or hiring of the local workforce.

The Company is on target with tonnages of stockpiled ore required for plant start-up despite the slower start to underground mining, as this material is being adequately supplemented with ore from the ongoing surface mining effort.

Underground mining equipment received on site includes:

●	roof bolters;

●	shuttle cars;

●	a continuous miner;

●	several mine fans, face fans and air chillers;

●	belt conveyor drives, take-ups and terminal groups;

●	several electrical power centres, mine supply electrical transformers and associated switchgear; and

●	a 2MW diesel generator.

The above-mentioned equipment allowed underground mining operations to commence prior to establishing the permanent power plant at Boleo.  The Company has ordered approximately 85% of its major underground mining equipment.  The Company has commissioned one of three continuous mining units and established portals and entries in two active underground mining areas and expects the second and third continuous miners by the end of April 2012 and August 2012, respectively.

Baja Mining Corp. MD&A Q4 2011	5

Skills training and community programs are advancing

At the end of the year, the Company had approximately 2,680 personnel working on the Project, of which approximately 2,190 are contractors, close to the maximum workforce expected through construction, with approximately 1,000 full time permanent positions continuing through operations.   Despite the global shortage of qualified personnel in the mining industry, the Company’s human resources department has had great success in identifying and hiring the required staff to ensure that the Project can continue as planned.

The surface mining team expanded from 43 personnel at the start of surface mining to approximately 125 personnel at the end of 2011.  Training programs for equipment skill development and operations continue, including participation in classroom and simulator machine training.  The underground mining team consists of 36 personnel and continues to focus its efforts on new operator training on mine production equipment, including the roof bolter, shuttle cars, continuous miner and electrical power centre.  There are also 11 technical service personnel to support the surface and underground mining initiatives.

The Company continues to be involved in the local community, including training of emergency personnel, establishing a recycling program and support of local schools.

Exploration drilling began in the third quarter

The Company’s latest drill program for the Boleo Project commenced in 2011 and is well underway, with 45 drill holes (8,170 meters) completed. The objectives of the $2.3 million drill program are to:

●	extend mineralization around the limits of the planned mines at Boleo;

●	define further potential high grade (+2%) areas of copper ore not in the current Boleo mine plan; and

●	to test prospective areas of Manto 4, the deepest and most sparsely drilled manto on the Boleo property.

The Company does not yet have sufficient data to draw conclusions from the samples tested.  The Company expects to publish preliminary results of its drilling program to date in April 2012.

Investigations continue into manganese recovery options at Boleo

During 2011 the Company has continued investigating market opportunities for the sale (or off-take) of manganese carbonate that could be produced at Boleo.  Baja is continuing discussions with a number of parties interested in an off-take of potential manganese carbonate production.  Concurrent with these marketing activities, Baja has made preparations to undertake test work and engineering studies to optimize the production of manganese carbonate and studies on the production of electrolytic manganese metal are currently on hold pending the outcome of work on manganese carbonate.  The recovery and production of added-value manganese products is not currently included in the economic evaluation of the Boleo Project and, if progressed, is expected to further increase the value of the Project to stakeholders.

In the second half of 2012, Baja will combine the outcomes of the manganese marketing and engineering studies into a manganese business case that will be presented to the Manganese Action Committee, a committee comprised of representatives from Baja and the Korean Consortium.

Baja Mining Corp. MD&A Q4 2011	6

Management is focussed on advancing Boleo

The Company added two new key members to its senior executive team in December 2011.  Mr. Adam Wright joined Baja as Chief Operating Officer and Mr. Charles Hennessey joined MMB as Vice President Operations.  Both Mr. Wright and Mr. Hennessey bring extensive experience to the Boleo Project and will be assets as the Company completes construction and moves into operations.  Mr. Wright replaced the retiring COO, Mr. Michael Shaw. Mr Shaw will be working closely with Mr. Wright to ensure a smooth transition through the end of construction and into plant operations.  Mr. Shaw remains as Vice President Construction & Engineering and a Director of MMB.

In December 2011, the Company appointed Independent Lead Director Mr. Giles Baynham as Chair of the Board and Mr. Wolf Seidler to the Nominating Committee.  Mr. Baynham was elected as a director in May 2011.  At that time, the Board intended that Mr. Baynham would progress to Chair after a familiarization period, which is now complete.  Mr. John Greenslade, President and Chief Executive Officer, was acting Interim Chair from May 25, 2011.  Mr. Greenslade has stepped down as Interim Chair and as a member of the Nominating Committee.

Review of Operating Results

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

For the year ended December 31, 2011, the Company recorded income attributed to its shareholders of $11.5 million or $0.03 per share (basic) as compared to a loss attributed to its shareholders of $69.6 million or $0.41 per share (basic) for the same period in 2010. The decrease in loss was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $42.8 million, due to a reduction in forward copper prices from the prior year compared to the Company’s call price, and $4.0 million in foreign exchange gains, as the Canadian dollar weakened against the US dollar compared to the prior year.

Operating expenses during the year ended December 31, 2011 were $22.8 million compared to $11.2 million for the same period in 2010. A summary of the most significant difference are discussed below:

●
Office and administration: $2.8 million ($1.7 million in 2010) – in support of the Boleo Project going into full construction and development, office and administrative expenses increased. This includes increased rental expense of approximately $0.5 million for the Company’s head office space in Vancouver and an increase in general administrative expenses, including insurance, supplies and telephone of approximately $0.6 million;

●
Wages: $5.0 million ($3.7 million in 2010) – the increase in 2011 compared to the corresponding period in 2010 reflects the continued increase in strategic planning and development of information technology infrastructure, as well as development of the Company’s overall labour force to execute the corporate vision, mission and goals of the Company. In accordance with the Company’s Performance Management Program, Baja incentivises goal achievement through incentive compensation which was paid to its employees and management during Q2 2011;

●
Stock-based compensation: $5.5 million ($1.0 million in 2010) – the increase predominantly relates to options granted to new employees and new board members, as well as the vesting of options granted in November of 2010 to employees and directors;

Baja Mining Corp. MD&A Q4 2011	7

●
Depreciation: $1.6 million ($0.4 million in 2010) – the increase relates predominantly to office leasehold improvements and office equipment which are in use at the Company’s corporate head office in Vancouver as well as software purchased and in use at the Boleo Project. Depreciation related to assets in use for the development of the Project continues to be capitalized;

●
Professional and consulting fees: $2.6 million ($1.7 million in 2010) – the increase primarily relates to the cost of compliance with regulatory reporting requirements and documentation of entity-wide policies and procedures. Due to the closing of the Company’s senior and subordinated debt financing in late 2010, coupled with the adoption of IFRS in early 2011, the cost of the Company’s audit and non-audit services increased. The Company also involves subject-matter experts in valuing the Company’s various complex financial instruments, as reflected in the Company’s consolidated financial statements for the year ended December 31, 2011; and

●
Impairment charge: $2.7 million ($Nil in 2010) – the impairment is related to equipment previously purchased during 2008 that will not be used or that may have limited benefit in the construction process.

Other items

●
Foreign exchange gain: $4.0 million (loss of $9.9 million in 2010) – during the year ended December 31, 2011, the Canadian dollar weakened against the US dollar, compared to a strengthening for the same period of 2010. The foreign exchange gain is primarily a result of the Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project;

●
Fair value gain related to derivative instruments: $40.7 million (loss of $72.7 million in 2010) – during the year ended December 31, 2011, the Company recognized fair value adjustments on its derivative contracts as follows:

o
$42.8 million gain on its zero cost collar copper hedge contracts, compared to a loss of $72.7 million recognized in 2010 due to a reduction in forward copper prices from the prior year compared to the Company’s call price;

o	$2.0 million gain on its purchase put option related to the Company’s equity cost overrun facility, which was $nil in 2010 as initial recognition was in the fourth quarter of 2010;

o
$3.5 million fair value adjustment due to a fair value increase since initial recognition of the Company’s mandatory prepayment derivative liability related to the Baja funding loan compared to $nil in 2010 as the Company did not draw on the Baja funding loan until 2011; and

o
$0.6 million fair value adjustment due to a fair value increase since initial recognition of the Company’s mandatory prepayment option related to the US Exim loan compared to $nil in 2010 as the Company did not draw on the US Exim loan until 2011; and

●
Taxation expense: $2.5 million ($0.4 million in 2010) – during the second half of 2010, the Company completed an internal restructuring of its subsidiaries and subsequently amended the terms of its shareholder loans to MMB to accrue simple interest at 10% per annum (previously these loans were interest-free). As a result, Baja International, S.à r.l. recognizes the effect of the future withholding tax which would become payable at the time that MMB repays the interest accrued on its shareholder loans.

Comparison of the three-month period ended December 31, 2011 to the three-month period ended December 31, 2010

For the three-month period ended December 31, 2011, the Company recorded a loss attributed to its shareholders of $10.0 million or $0.03 per share (basic) as compared to a loss attributed to its shareholders of $65.5 million or $0.28 per share (basic) for the same period in 2010. The decrease in loss was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $1.5 million in the current period compared to a loss of $72.7 million for the same period of 2010, due to a reduction in forward copper prices from the prior year compared to the Company’s call price.

Baja Mining Corp. MD&A Q4 2011	8

Operating expenses during the quarter ended December 31, 2011 were $5.0 million compared to $5.4 million for the same period in 2010. A summary of the most significant differences are discussed below:

●
Wages: $1.3 million ($1.9 million in 2010) – the decrease in 2011 compared to the corresponding quarter in 2010 is the result of incentive compensation which was paid to employees and management following the completion of Project financing in November 2010.  After taking this into account, there was a net increase in wages from 2010 to 2011, related to an increase in the Company’s overall labour force to execute the corporate vision, mission and goals of the Company.

●
Stock-based compensation: $1.1 million ($0.6 million in 2010) – the increase predominantly relates to options granted to new employees and new board members, as well as the vesting of options granted in November of 2010 to employees and directors.

Other items

●
Foreign exchange loss: $6.1 million (loss of $10.4 million in 2010) – during the quarter ended December 31, 2011 and the same period of the prior year, the Canadian dollar strengthened against the US dollar. The foreign exchange loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project;

●
Fair value gain related to derivative instruments: $1.5 million (loss of $72.7 million in 2010) – during the three-months ended December 31, 2011, the Company recognized fair value adjustments on its derivative contracts as follows:

o
$3.3 million gain on its zero cost collar copper hedge contracts, compared to a loss of $72.7 million recognized in 2010 due to a reduction in forward copper prices from the prior year compared to the Company’s call price;

o	$0.9 million loss on its purchase put option related to the Company’s equity cost overrun facility, which was $nil in 2010 as initial recognition was in the fourth quarter of 2010;

o
$0.3 million fair value adjustment due to a fair value increase since initial recognition of the Company’s mandatory prepayment derivative liability related to the Baja funding loan compared to $nil in 2010 as the Company did not draw on the Baja funding loan until 2011; and

o
$0.6 million fair value adjustment due to a fair value increase since initial recognition of the Company’s mandatory prepayment option related to the US Exim loan compared to $nil in 2010 as the Company did not draw on the US Exim loan until 2011; and

●
Taxation expense: $0.8 million ($0.4 million in 2010) - during the second half of 2010, the Company completed an internal restructuring of its subsidiaries and subsequently amended the terms of its shareholder loans to MMB to accrue simple interest at 10% per annum (previously these loans were interest-free). As a result, Baja International, S.à r.l. recognizes the effect of the future withholding tax which would become payable at the time that MMB repays the interest accrued on its shareholder loans.

Baja Mining Corp. MD&A Q4 2011	9

Selected Annual Information

	2011(1)(2) USD ‘000s	2010(1)(2) USD ‘000s	2009(1)(3) CAD ‘000s

Income (loss for the year attributable to shareholders of the Company	11,512	(69,580)	(7,92)
- Basic	0.03	(0.41)	(0.06)
- Diluted	0.03	(0.41)	(0.06)
Total assets	766,984	391,230	180,932
Total non-current financial liabilities	258,713	148,176	46,674

(1)
The Company’s annual financial results as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS.  As the Company’s IFRS transition date was January 1, 2010, the summarized annual financial results as at and for the year ended December 31, 2009 have not been restated and have been prepared in accordance with Canadian GAAP.

(2)
The Company’s presentation currency is USD.  The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of MMB, Baja International, S.à r.l. and Boleo International, S.à r.l is the US dollar, while the functional currency of Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso.

(3)	In accordance with Canadian GAAP, the Company’s presentation currency and functional currency was the Canadian dollar.

The increase in total assets from 2009 to 2011 is consistent with the stage of development and construction of the Boleo Project.  The Company completed project financing for the Boleo Project during 2010, which led to an increase in total assets as the Company was able to focus on the development of the Project.  The increase in total non-current financial liabilities is the result of completing project financing during 2010.

The Company continued with strategic development initiatives during 2009 and into 2010, operating costs increased in support thereof. Furthermore, the Company recognized a significant increase in stock based compensation during the year 2009, following a repricing of outstanding stock options in the second quarter. In addition, the Company incurred a loss on the disposal of certain electrical equipment during the third quarter of 2009.

During 2010, the Company recorded significant non-cash adjustments through the statement of operations related to the measurement of the refundable deposit liability and fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010.  These represent the primary reasons for the significant increase in loss from 2009 to 2010.

A discussion of income (loss) for the year attributable to shareholders for 2011 is included in Review of Quarterly Results.

Baja Mining Corp. MD&A Q4 2011	10

Review of Quarterly Results

The eight most recently completed quarters prior to December 31, 2011:

	Q1 Mar 31, 2010	Q2 Jun 30, 2010	Q3 Sep 30, 2010	Q4 Dec 31, 2010	Q1 Mar 31, 2011	Q2 Jun 30, 2011	Q3 Sep 30, 2011	Q4 Dec 31, 2011
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Income (loss) for the period (1) ($’000)	$(4,385)	$4,366	$(4,062)	$(65,499)	$(32,814)	$(5,764)	$60,177	$(10,087)
Basic income (loss) per share for the period	$(0.03)	$0.03	$(0.03)	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)
Diluted income (loss) per share for the period	$(0.03)	$0.03	$(0.03)	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)

(1)	Attributable to common shareholders of the Company

Overall losses increased in 2010 and 2011, as the Company continued development of the Boleo Project.  The second quarter of 2010 was an exception due to significant foreign exchange fluctuations between the Canadian and US dollars.

The significant loss in the last quarter of 2010 and the first quarter of 2011, and the income in the third quarter of 2011, was due to the fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010.  The current quarter loss is primarily the result of a foreign exchange loss, with other changes discussed in Review of Operating Results.

Liquidity and Capital Resources

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

Due to an administrative error, the commitment fees that were due US Exim on December 18, 2011 were paid in early January 2012.  By payment of the commitment fees in January 2012, the Company remedied the error and was able to subsequently draw from the remainder of the senior debt facilities.  As at December 31, 2011, the matter was continuing and the Company was required by accounting standards to present the related liabilities as current on the basis that the Company did not have the unconditional right to defer settlement of these balances for at least twelve months.

Due to the provisions in the senior debt loan agreements, the Company is required to present the US Exim loan balance and mandatory prepayment derivative, along with all other senior debt loan balances and the hedge liability as current liabilities at December 31, 2011.  Based on the resolution of this matter in January 2012, management estimates that the loans will be repaid in accordance with the repayment terms set out in the Company’s annual consolidated financial statements, rather than within 12 months.

Baja Mining Corp. MD&A Q4 2011	11

The Company had a working capital deficit of $159.7 million as at December 31, 2011 compared with working capital of $37.3 million as at December 31, 2010. The primary reason for the working capital deficit is the presentation of senior debt and the mandatory prepayment derivative on the US Exim loan as current at December 31, 2011.  After removing the impact of these balances from working capital, modified working capital is $35.2 million, which is fairly consistent with the prior year.

In addition, the Company holds $31.2 million (December 31, 2010 - $103.3 million) in restricted cash of which $4.9 million (December 31, 2010 - $3.5 million) is restricted to payments on approved closure and reclamation costs and $2.0 million (December 31, 2010 - $0.8 million) is restricted through operating credit facilities. The Company also provided letters of credit to the value of $1.2 million, as security for agreements related to the construction and/or acquisition of equipment and other assets for the Boleo Project, and CDN$0.8 million ($0.8 million) as security for the Company’s head office lease.

During the year ended December 31, 2010, the Company completed cross-border bought deal equity financings  in which the Company issued 167,325,000 shares at a price of CDN$1.10 per common share and 21,875,000 shares at a price of CDN$0.80 per common share for gross proceeds of CDN$184.1 million ($179.7 million) and CDN$17.5 million ($16.8 million), respectively.  The Company did not complete any equity financings during 2011. During 2011 the Company received $2.0 million (2010 - $0.6 million) through the exercise of stock options and share purchase warrants.

During 2011, the Company utilized $15.2 million in operations ($9.5 million during 2010).  This was measured after taking into account adjustments for non-cash items such as fair value gain on derivative contracts of $40.7 million (loss of $72.7 million in 2010) and unrealized foreign exchange gain of $6.2 million (loss of $9.6 million in 2010).  The Company incurred cash expenditures on construction deposits and property, plant and equipment of $341.6 million ($48.1 million in 2010), had an increase in value-added tax recoverable of $18.2 million ($1.8 million in 2010, invested $34.0 million (redeemed $15.9 million in 2010) cash in short term deposits and utilized $72.2 million (provided $103.3 million in 2010) of its restricted cash on the Project.  This spending is consistent with the stage of construction and level of increased activity at the Boleo Project.

The Company’s combined cash and cash equivalents and short-term deposits as at December 31, 2011 totalled $72.7 million compared with $48.2 million as of December 31, 2010. All of the funds are highly liquid and are available immediately. The Company has $59.2 million (December 31, 2010 - $14.9 million) of current liabilities, excluding senior debt and derivative liabilities classified as current, with the increase reflecting the Company’s level of site activity.

During the year ended December 31, 2011, both the Company and the Consortium satisfied their required equity investment in the Project, following which the Company drew down the entire amounts available on the Baja funding loan (payable to the Consortium) and the Korean Development Bank subordinated debt facility of $50 million each.  As a result, the proceeds received from subordinated long-term debt during the year totalled $163.9 million ($24.3 million in 2010), including loans from non-controlling interest of $63.9 million ($24.3 million in 2010).  The Company began drawing on senior debt facilities in the fourth quarter of 2011.  The total proceeds received from senior debt facilities during the year was $169.7 million ($nil in 2010).  As of December 31, 2011, management expects that the proceeds available from debt facilities will be sufficient to fund the construction of the Boleo Project.

Other than the late payment of the US Exim commitment fees, the Company was in compliance with all covenants associated with its senior debt facilities at December 31, 2011.

The additional items that make up the working capital balance include other current assets: deposits, prepaid expenses, value-added tax recoverable and other receivables.  The majority of the balance relates to Mexican value-added tax recoverable, which was $20.8 million at December 31, 2011 (December 31, 2010 - $2.6 million), reflecting the increased capital and operating expenditure incurred in the development of the Project during the period. Management expects to recover these amounts within the next 12 months.

Baja Mining Corp. MD&A Q4 2011	12

The Company has $823 million of signed and committed Project financing, of which $408 million has been drawn to the date of this MD&A, in addition to the funding obligations from the Consortium and the Company’s working capital which together provide sufficient capital resources for the current estimate of required Boleo Project funding.

Commitments and Contractual Obligations

As at December 31, 2011, the Corporation had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of $US)
	Total	Less than 1 year	1-3 years		3-5 years		More than 5 years
Accounts payable	$49,452	$49,452	$	Nil	$	Nil	$	Nil
Operating lease obligations 1	$5,362	$615		$1,230		$1,230		$2,287
Contract and purchase commitments 2,3	$322,250	$318,918		$2,596		$368		$368
Reclamation funding 4	$8,500	$4,900		$3,600	$	Nil	$	Nil
Subordinated long-term debt facilities	$428,827	$10,000	$	Nil		$85,914		$332,913
Senior long-term debt facilities5	$248,038	$216		$30,518		$25,690		$191,614
Environmental obligations 6	$29,437	$360	$	Nil	$	Nil		$29,077
Total	$1,091,866	$384,461		$37,944		$113,202		$556,259

1
The Company has an office lease for its corporate head office. The lease commits the Company to a 10 year lease at an average monthly lease of $53 (CDN$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $472 (CDN$480), as well as a letter of credit (“LC”) of $750 (CDN$757) to the landlord.  The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

2	The Company has entered into numerous contracts regarding development and operations of the Boleo Project. Total contractual obligations entered into at December 31, 2011 are estimated to be $321,021.

3	The Company entered into several management and consulting agreements. The future commitments under these contracts amount to $1,229, which are expected to be paid through to 2014.

4
Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In addition to the amount of $4,900 funded to the reclamation fund during 2010 and 2011, the Company has committed to deposit $8,500 into the project reclamation funding account before December 31, 2013.

5
Even though the Company’s long-term debt and hedge facilities are presented as current within the Company’s annual consolidated financial statements, this is solely due the late payment of US Exim commitment fees as the result of an administrative error. Due to the late payment, as at December 31, 2011 the Company did not have the unconditional right to defer payment of the facilities for twelve months. The commitment fees were paid on January 9, 2012, remedying the matter and allowing the Company to continue to draw on its remaining senior debt facilities. Based on the fact that the circumstances were remedied, management expects that the loans will be repaid in accordance with the contractual terms set out in the Company’s annual consolidated financial statements and that the loan presentation will revert back to non-current subsequent to December 31, 2011. The table above reflects management’s expectation that the loans will not be repaid within twelve months.

6	The Company has recognized an undiscounted asset retirement obligation of $29,437, taking into account an estimated inflation rate of 5% over an estimated remaining project life of 24 years.

The table above does not include any commitments arising from commitment fees on available facilities related to the Company’s senior debt facilities.

Baja Mining Corp. MD&A Q4 2011	13

Environmental Action Plan

Location and History

As previously discussed, the Boleo Project is located in the State of Baja California Sur.  The Project lies close to the northern border of the State in the buffer zone of El Vizcaíno. El Vizcaíno was established through a decree issued by the executive branch of the Mexican Federal Government on December 5, 1988.  Its management plan was published on September 1, 2000.

The major points of the El Vizcaíno management plan as related to the Boleo Project are as follows:

a)	The management plan officially and specifically recognizes the existence of three mining operations:

●	Salt production at Guerrero Negro;

●	Gypsum extraction at Santa Rosalía; and

●	Metallic mining project (the Boleo Project) in its early stages of development at Santa Rosalía.

b)
The zoning plan established for El Vizcaíno allows for the execution of new mining operations in the buffer zone once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization.

Boleo is a historic mine in Mexico, and the Project site and surrounding area has numerous mine workings including building foundations, underground portals, shafts and “glory holes” (surface mine workings). There is also, in the area, but not on Company property, the remnants of a former leach precipitation flotation (“LPF”) Plant.  The Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process at this plant in the late 1950’s and early 1960’s to recover copper.

In addition, and also not on the Boleo property, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter built in the 1920’s to process run-of-mine ore by the French Compagnie de Boleo.  The Company does not have any ownership rights, environmental responsibility or liability with respect to these sites, although, where appropriate, the Company will remediate these areas.

Environmental Regulatory Authorizations

The Project operates under a complex mixture of permits, concessions, licenses and resolutions, which are intended to minimize and manage the impact of the Project to the environment.  Management of these authorizations is of highest importance to the Project and is an ongoing process.  In order to achieve this, the Company’s environmental group focuses its efforts on understanding the requirements, submitting the necessary information in order to meet the requirements, conforming with the resulting authorization(s), and keeping the authorization current.

The fundamental environmental authorization for the Project is the resolution of the regional EIM.  This resolution was issued on December 7, 2006 and forms the basis for all subsequent activities.  Complementary to this fundamental document are the authorization to operate in a protected natural area and two “Changes in Land Use” permits that provide authority to operate over 739 hectares.  As the Project continues to expand, additional change in land use authorizations will be required. In addition, and under the EIM, there are permits, authorizations and licenses required that are of a procedural nature.

While not originally included in the Project, a full-fledged marine terminal has become an essential part of the Project’s distribution network.   While several licenses to construct and operate the marine terminal have been provided by the necessary authorities, design changes to the marine terminal provided the need for re-authorization of the most recent design submission. The most recent authorization license was issued on February 13, 2012.  The concession to build and operate the facility was issued by the Directorate of Ports on December 22, 2011.

Baja Mining Corp. MD&A Q4 2011	14

On August 19, 2009, the Federal government issued a concession to occupy the marine terrestrial federal zone surrounding the marine terminal facility.  In anticipation of other construction work along the seashore, another concession was obtained to the north on June 6, 2011.  This concession is currently being updated to authorize additional construction works.

To date, the Company has invested more than $1 million dollars in Federal Zone concessions and change in land use permits.

The tailings storage facility for the Project was authorized as part of the regional EIM.  However, because it occupies a watercourse (effectively a drainage system for flooding during storms), a separate concession for occupation is required, along with a construction permit.  These authorizations are being negotiated with the National Water Commission, who is currently undertaking extensive and careful scrutiny of the Company’s applications.

The Company had previously obtained all permits to construct and operate its first desalination plant through which all of the Project’s fresh water consumption will be supplied during the construction period. A similar application has been made for the operations desalination plants.

Similarly, an operating permit was received for the operation of the Project’s initial diesel generators, with additional modifications to be sought once additional generators are ready to be added.  The Company is already in possession of the operating permit for its acid co-generation plant.

During the fourth quarter of 2011, the Company completed the diversion of the main Baja Highway 1, required for project construction, with the permission of the local government.

Requests for permission to discharge and re-utilize treated discharge from the sewage treatment plants are expected in early March 2012.

Compliance with the terms and conditions of the various authorizations is demonstrated during inspections and by the submittal of reports.

Community and Employee Health, Safety, and Protection

The Company has executed an extensive program of risk identification and prevention (more commonly known as “the safety program”) that is fully compliant with Mexican regulatory requirements and which conforms with world standards as reflected in the International Finance Corporation’s Performance Standards and Guidelines for community and employee health, safety, and protection.  The Project is regularly inspected by the Secretary of Labor and, at the date of this MD&A, there are no instances of material non-compliance.

Corporate Commitment to Social Responsibility

In addition to regulatory compliance, the Company has made strong community, environmental, and safety commitments that are formalized in an Environmental and Social Action Plan (“ESAP”), which is in turn supported by the following Management Systems:

●	Social and Community Development;

●	Environment;

●	Community and Employee, Health, Safety, and Protection; and

●	Public Consultation and Disclosure.

Baja Mining Corp. MD&A Q4 2011	15

The ESAP/Management System performance framework ensures that the Company will operate with a minimum of risk and a maximum amount of care for society, its individuals, and the natural environment while at the same time maintaining a profitable operation.

The Company has underwritten a foundation, which is constituted as a civil association, and which has already established a positive presence in the community.  While established by the Company, the society is independent of the Company and of the mining activities of the Company.  This program works in collaboration with the Company’s Community Engagement office, which is charged with implementing the commitments to be found in the ESAP.

Establishment of a Trust Fund for Conservation

In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (“CONANP”), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within El Vizcaino. In February 2011, the final payment was made by the Company to fully fund its commitment of $1.1 million.

The purpose of the trust fund is for the remedial work to be undertaken within El Vizcaino. This trust fund may be used in other areas of El Vizcaino and not necessarily at the Boleo Project mining and milling facility where remediation will be part of the Project’s normal reclamation program.

Establishment of Reclamation Fund

The Boleo mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 739 hectares over an initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”). The total cost of reclamation and closure costs over the life-of-mine are estimated to be $35.0 million (on an undiscounted basis). The Project Facilities require Baja to begin contributing to a reclamation fund during construction and create a sinking fund for the balance during operations.  During construction Baja will fund $13.4 million, with the balance deposited to a sinking fund annually over the operational life. The first payment of $3.5 million was paid into the reclamation fund in December 2010 and the second payment of $1.4 million was paid into the fund in December 2011.

An area of potential concern after construction of the Boleo Project mine and mill facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at $26.4 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, the Company would fund the reclamation costs from the reclamation fund established and any shortfall would need to be provided by the Company.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance (orientation) program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move the Project forward.

Baja Mining Corp. MD&A Q4 2011	16

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations.

Transactions with Related Parties

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Years ended December 31,
	2011 ‘000s	2010 ‘000s
Directors fees – administration	313	82
Management fees – administration	768	1,094
Management fees – property, plant and equipment	544	501

	1,625	1,677

The Company also recognized $0.2 million (2010 - $0.1 million) of office and administration cost recoveries from a company with directors and officers in common.

Additional loans from non-controlling interests in the amount of $63.9 million were received during the year, which brings the total face value, including accrued interest, of loans from non-controlling interests as at December 31, 2011 to $146.2 million. These loans are advanced proportionately to project ownership, which is identical to the terms under which the Company funds the project.  The Company has fully drawn on loans from non-controlling interests as of December 31, 2011.

During the year ended December 31, 2011, the Company drew down the $50.0 million available under the Baja funding loan facility, which is also payable to the Consortium.

During 2011, the Company paid compensation to key management personnel of $7.5 million ($2.9 million in 2010), including share-based payments of $4.6 million ($0.6 million in 2010).  Key management personnel included all 6 independent directors and 5 corporate officers.  Upon resignation at the Company’s request, executive officers are entitled to termination benefits, which can be up to the lesser of salary for 24 months or the period remaining until age 65.

Critical Accounting Estimates and Judgments

Management is required to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

Critical accounting estimates and assumptions

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of certain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Baja Mining Corp. MD&A Q4 2011	17

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Estimated environmental liabilities

The Company’s asset retirement obligation represents management’s best estimate of the present value of the future cash outflows required to settle the liability.  The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows.  Changes in these factors could result in a change in the provision recognized by the Company.

(ii)	Fair value of loans from non-controlling interests

The shareholder loans meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The Company applied valuation techniques to estimate the fair value of loans from non-controlling interests, and any changes in the assumptions used could result in a change in the fair value of the financial liability.  These estimates include management’s best estimate of the probable amount and timing of cash flows.

(iii)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments.  The Company’s derivative instruments include:
●	The Company’s cost overrun facility represents a purchased put option;
●	Zero cost collar copper hedges; and
●	Mandatory prepayment options on the Baja funding loan and on the US Exim facility.

(iv)	Fair value of the US Exim facility

The US Exim facility meets the definition of a financial liability and is initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company applied valuation techniques to estimate the fair value of the US Exim facility, and any changes in the assumptions used could result in a change in the fair value of the financial liability.  These estimates include management’s best estimate of the probable amount and timing of cash flows.

(v)	Fair value of the funding loan

The funding loan from the Korean Consortium meets the definition of a financial liability and is initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company applied valuation techniques to estimate the fair value of the funding loan, and any changes in the assumptions used could result in a change in the fair value of the financial liability.  These estimates include management’s best estimate of the probable amount and timing of cash flows.

(vi)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Estimates of future taxable income are based on forecasted cash flows and the application of tax laws in each jurisdiction. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets. Management reassesses unrecognized deferred tax assets at the end of each reporting period.

Baja Mining Corp. MD&A Q4 2011	18

Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation, which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable.  Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

Changes in Accounting Standards

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”).  This standard is effective for annual periods beginning on or after January 1, 2015 and replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments.  IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost.  The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.  For financial liabilities, IFRS 9 retains most of the IAS 39 requirements.  The main difference is that, in cases where the fair value option is taken for financial liabilities, the past of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities.  IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  This standard is effective for annual periods beginning on or after January 1, 2013.  The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

(iii)	IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 10”), which replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.  IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013.  The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

Baja Mining Corp. MD&A Q4 2011	19

(iv)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.  This standard is effective for annual periods beginning on or after January 1, 2013.  The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

(v)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.  The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

(vi)	Amendments to Other Standards

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements.  IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11.  This standard is effective for annual periods beginning on or after January 1, 2013.  The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

(vii)	Amendments to IAS 1 – Presentation of Financial Statements

The IASB has amended IAS 1 Presentation of Financial Statements (“IAS 1”) to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future.  Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.  The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

(viii)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), sets out the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore.  Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.  This standard is effective for annual periods beginning on or after January 1, 2013.  The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

Baja Mining Corp. MD&A Q4 2011	20

Transition to International Financial Reporting Standards

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRICs or the former SICs.

The Company implemented its conversion from Canadian GAAP to IFRS through a transition plan.  This included the completion of a high-level diagnostic review, and the identification of a number of significant GAAP differences that would impact the Company’s financial statements. The findings of the diagnostic review were included in the Company’s IFRS Transition Plan, which also addressed the following matters:

●	The timeline for transition;

●	The impact of IFRS transition on Internal Controls over Financial Reporting;

●	The impact of IFRS on information technology and data system requirements;

●	The impact of IFRS on business activities; and

●	Resources, training and professional development.

The Company’s IFRS Transition Plan was carried out throughout 2010 and 2011, and management continues to monitor changes to IFRS as they occur.  Management did not encounter any significant issues during the reporting process for the Company’s 2011 quarterly and annual financial statements.

The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or any compensation plans.

The Company’s financial statements as at and for the year ended December 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of the comparative balance sheets as at December 31, 2010 and January 1, 2010 and statement of operations and comprehensive loss for the year ended December 31, 2010, as previously reported and prepared under Canadian GAAP.

Baja Mining Corp. MD&A Q4 2011	21

The January 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian GAAP	Effect of transition to IFRS	Reclass- ifications	IFRS
		‘000s	‘000s	‘000s	‘000s
ASSETS

Current assets		22,519	-	-	22,519

Deferred financing costs	(f)	6,261	(380)	-	5,881
Mineral properties	(f)-(j)(o)	141,041	617	(141,658)	-
Property, plant and equipment	(f)(o)	1,598	(4)	141,658	143,252

Total assets		171,419	233	-	171,652

LIABILITIES AND EQUITY

Current liabilities		4,785	-	-	4,785

Environmental liabilities	(i)	449	(6)	-	443
Subordinated long-term debt	(j)	44,146	(23,002)	-	21,144

Total liabilities		49,380	(23,008)	-	26,372

Share capital		97,191	-	-	97,191
Share purchase warrants	(o)	15,638	-	(15,638)	-
Contributed surplus	(h)(j)(o)	85,956	23,677	15,638	125,271
Deficit	(d)(f)(g)	(72,423)	(4,759)	-	(77,182)
Accumulated other comprehensive (loss) income	(d)(f)	(4,323)	4,323	-	-

Total equity		122,039	23,241	-	145,280

Total liabilities and equity		171,419	233	-	171,652

Baja Mining Corp. MD&A Q4 2011	22

The December 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian GAAP	Effect of transition to IFRS	Reclass- ifications	IFRS
		'000s	'000s	'000s	'000s
ASSETS

Current assets		52,187	-	-	52,187

Restricted cash		103,342	-	-	103,342
Deposits		483	-	-	483
Deferred financing costs	(f)	31,718	(1,070)	-	30,648
Mineral properties	(f)-(j)(o)	197,638	(3,871)	(193,767)	-
Property, plant and equipment	(f)(o)	6,998	59	193,767	200,824
Derivative asset	(m)	-	3,746	-	3,746

Total assets		392,366	(1,136)	-	391,230

LIABILITIES AND EQUITY

Current liabilities		14,899	-	-	14,899

Environmental liabilities	(i)	462	(103)	-	359
Subordinated long-term debt	(j)	79,504	(4,417)	-	75,087
Derivative liability		72,730	-	-	72,730

Total liabilities		167,595	(4,520)	-	163,075

Share capital		280,283	3,746	-	284,029
Share purchase warrants	(o)	19,508	-	(19,508)	-
Contributed surplus	(h)(j)(o)	77,191	5,448	19,508	102,147
Deficit	(d)(f)(g)(j)	(153,298)	6,536	-	(146,762)
Accumulated other comprehensive (loss) income	(d)(f)	1,087	10,790	-	11,877

Shareholders’ equity		224,771	26,520	-	251,291
Non-controlling interest	(l)	-	(23,136)	-	(23,136)
Total equity		224,771	3,384	-	228,155

Total liabilities and equity		392,366	(1,136)	-	391,230

Baja Mining Corp. MD&A Q4 2011	23

The Statement of Operations for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian GAAP	Effect of transition to IFRS	Reclass- ifications	IFRS
		‘000s	‘000s	‘000s	‘000s

Loss before other items	(h)(g)i)	(11,672)	466	-	(11,206)
Foreign exchange gain (loss)	(f)	2,187	(12,083)	-	(9,896)
Fair value adjustment on derivative instruments		(72,730)	-	-	(72,730)
Finance income		385	-	-	385
Change in estimate – refundable deposit liability		1,113	-	-	1,113

Loss before income tax		(80,717)	(11,617)	-	(92,334)
Income tax expense	(g)	(158)	(224)	-	(382)
Loss for the year		(80,875)	(11,841)	-	(92,716)

Loss for the period attributable to:
Shareholders of the Company		(80,875)	11,295	-	(69,580)
Non-controlling interests	(l)	-	(23,136)	-	(23,136)

Basic and diluted loss per share		(0.48)	0.07	-	(0.41)

The Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
		‘000s	‘000s	‘000s

Loss for the year	(f)-(i)	(80,875)	(11,841)	(92,716)
Other comprehensive income
Currency translation adjustment	(f)	5,410	6,467	11,877
Total comprehensive loss		(75,465)	(5,374)	(80,839)

Total comprehensive loss attributable to:
Shareholders of the Company		(75,465)	17,762	(57,703)
Non-controlling interests	(l)	-	(23,136)	(23,136)

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported balance sheets and statements of operations.

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date, with the exception of certain mandatory and optional exemptions, with all adjustments to assets and liabilities taken to deficit.

Baja Mining Corp. MD&A Q4 2011	24

The following mandatory exceptions and optional exemptions to retrospective application are applicable to the Company:

Mandatory Exceptions

(a)           Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(b)           Non-controlling interests

IAS 27 requires that total comprehensive income is attributed to the owners of the parent and to non-controlling interests having a deficit balance.  IFRS 1 permits the application of this requirement prospectively for first-time adopters.  The Company has applied these provisions of IAS 27 on a prospective basis from the date of transition in accordance with IFRS 1.

Optional Exemptions

(c)           Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010.

(d)           Cumulative translation differences

The Company has chosen to apply the IFRS 1 election that allows a first-time adopter to set the currency translation adjustment, which is included in AOCI, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(e)           Share-based payment transactions

IFRS 1 does not require first-time adopters to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to apply this exemption to awards that vested prior to January 1, 2010.

Reconciliations of assets, liabilities, equity, operations and comprehensive loss from those the Company reported under Canadian GAAP to IFRS are presented above.  The following is an explanation of the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company.

(f)           Functional currency

Under Canadian GAAP, the functional currency of MMB was the Canadian dollar, and under IFRS, the Company concluded that the functional currency of MMB is the US dollar. Under IFRS, the foreign currency non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates.

Baja Mining Corp. MD&A Q4 2011	25

As a result of the change in functional currency of MMB on transition to IFRS from Canadian dollars to US dollars, the Company has changed its presentation currency to US dollars.  The currency translation adjustment arising from Baja Mining Corp., Costeros and Meseta having a different functional currency than the presentation currency of the consolidated group is recognized in other comprehensive income.

(g)           Mineral properties

The adjustments to environmental liabilities were recognized against the carrying value of mineral properties in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”).

As a result of the recognition of the subordinated loans from related parties at fair value and subsequently at amortized cost, subsequent accretion amounts (which are considered to be borrowing costs) have been capitalized to the carrying value of mineral properties in accordance with IAS 23 Borrowing Costs (“IAS 23”). Furthermore, the refundable deposit liability was determined to represent general borrowings as contemplated in IAS 23. As a result, the accretion expense related to the refundable deposit liability, which was previously recognized in accumulated deficit, was capitalized to mineral properties as at January 1, 2010 and continues to be capitalized under IFRS, based on the application of a weighted average capitalization rate.

Under Canadian GAAP, the Company recognized a deferred tax liability related to share-based payment amounts capitalized to mineral properties. The corresponding deferred tax expense was capitalized to mineral properties. However, IFRS prohibits the recognition of the deferred tax liability related to capitalized share-based payments as it does not stem from a business combination nor does it affect accounting or taxable income at the time. Therefore, the deferred tax expense previously capitalized to mineral properties has been derecognized.

(h)           Share-based payment

IFRS requires measurement of share-based payments to non-employees to be based on the fair value of the goods or services received. However, the definition of an employee under IFRS is much broader as it also includes “others who perform services similar to those rendered by employees”.

Canadian GAAP requires that share-based payments to non-employees are based on the most reliable measure of either, (i) the stock options (based on a recognized valuation technique such as the Black Scholes model), or (ii) the fair value of the goods or services. The Company’s non-employee share-based payments were measured based on the fair value of the stock options as determined using the Black Scholes valuation model. Canadian GAAP also requires that stock options granted to non-employees are measured at the earliest of (i) the date that the counterparty’s performance is complete, (ii) the date at which a performance commitment is reached, or (iii) in the case of fully vested options, the grant date.

(i)           Environmental liabilities

Under IFRS, estimates of provisions are to be revisited at each reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions, including assumptions related to the discount rate used in determining the present value of the obligation. In accordance with IFRIC 1 (and similar to Canadian GAAP), changes resulting from the re-measurement of provisions are to be recognized against the value of the corresponding asset. Changes that reflect the passage of time (accretion) are recognized as finance costs.

Under Canadian GAAP, environmental liabilities are not adjusted for changes in the discount rate and accretion was recognized as part of operating expenses.

Baja Mining Corp. MD&A Q4 2011	26

(j)           Measurement of subordinated debt from non-controlling interests

Under Canadian GAAP, the subordinated loans from the Korean Consortium received subsequent to the historical development costs, which were at arm’s length, are related party transactions and were recorded at face value.

IFRS does not contain separate measurement criteria for related party transactions. As such, the subordinated loans from the Korean Consortium are measured in accordance with IAS 39, which requires that these loans be recognized initially at fair value and thereafter at amortized cost. This has resulted in additional borrowing costs being capitalized to mineral properties in accordance with IAS 23, as the loans from non-controlling interests are specific to the development of the Boleo Project.

(k)           Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the currency translation adjustment. A currency translation adjustment did not arise under Canadian GAAP.

(l)           Non-controlling interests

Under IFRS, non-controlling interests are to be presented as part of equity. In addition, total comprehensive loss is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company will apply the requirements of IFRS 3 to future business combinations (without revisiting past business combinations), the latter provision of IAS 27 shall only be applied prospectively from January 1, 2010.

Under Canadian GAAP, the Company did not early adopt the provisions of CICA Handbook Section 1602 Non-controlling interests, and thus, did not recognize a loss from non-controlling interests.  The Company applied CICA Handbook Section 1600 Consolidated Financial Statements, which prohibited the recognition of non-controlling interests with a deficit balance.

(m)           Derivative asset

The Company’s purchased put option was treated as an equity instrument within share capital in accordance with Canadian GAAP.  This put option is a derivative asset under IFRS, recognized at fair value through profit or loss.

(n)           Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company.  The changes made to the consolidated balance sheets and consolidated statements of operations have resulted in reclassification of various amounts on the statements of cash flows.  As there have been no changes to the net cash flows, no reconciliations have been prepared.

(o)           Reclassifications

As permitted by IFRS, the Company reclassified certain balances on the balance sheet to combine groupings and to present the income statement by nature.

Baja Mining Corp. MD&A Q4 2011	27

Financial derivatives

The Company has the following derivative instruments, which are recognized at fair value through profit or loss:

	December 31, 2011	December 31, 2010	January 1, 2010
	‘000s	‘000s	‘000s

Louis Dreyfus put option	5,695	3,746	-
Derivative asset	5,695	3,746	-

Hedge liability	29,966	72,730	-
Mandatory prepayment – Baja funding loan	6,818	-	-
Mandatory prepayment – US Exim facility	12,924	-	-
Derivative liabilities	49,708	72,730	-

Derivative asset

The Company satisfied its contribution to the cost overrun facility through a $35 million equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

The cost overrun facility represents a purchase put option that does not meet the definition of equity.  Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes model, applying management’s estimate of the weighted probability amount of the facility, which the Company expects to utilize.  The resulting fair value gain of $2.0 million for the year ended December 31, 2011 was recognized in the Consolidated Statement of Operations.  There was no fair value adjustment recognized during the year ended December 31, 2010, as the cost overrun facility was not in place until the fourth quarter of 2010.  The volatility rate, risk free rate and foreign exchange forward rate applied in determining the fair value were 69%, 1.2% and $1.03, respectively.

Derivative liabilities

Hedge liability

In order to satisfy the conditions precedent to the senior long-term debt facilities, the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The Company values its hedge liabilities using an option valuation model.  The primary inputs in the valuation model are copper price, copper price volatility and interest rates.  The Company recognized fair value gains in the Consolidated Statement of Operations of $42.8 million during the year ended December 31, 2011 and fair value losses of $72.7 million during the year ended December 31, 2010.

Baja Mining Corp. MD&A Q4 2011	28

Mandatory prepayment on Baja funding loan

The Baja funding contains a cash sweep mechanism, which requires that 11% of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment was initially recognized against contributed surplus at an estimated fair value of $3.4 million.  The fair value at December 31, 2011 of $6.8 million was determined based on:

●	Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

●	The application of a discount rate of 9.51% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

The Company recognized a fair value loss in the Consolidated Statement of Operations of $3.5 million during the year ended December 31, 2011 and $nil during the year ended December 31, 2010, as the Baja funding loan had not been drawn at that time.

Mandatory prepayment on US Exim facility

The US Exim facility contains a cash sweep mechanism, which requires that a portion of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment option was initially recognized against the carrying value of the loan at an estimated fair value of $12.3 million.  The fair value of the mandatory prepayment at December 31, 2011 of $12.9 million was determined based on:

●	Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

●	The application of a discount rate of 9.41% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

The Company recognized a fair value loss in the Consolidated Statement of Operations of $0.6 million during the year ended December 31, 2011 and $nil during the year ended December 31, 2010, as the US Exim facility had not been drawn at that time.

Financial instruments

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk (refer to “Liquidity and Capital Resources”).  These risks, and management’s objectives, policies and procedures for managing these risks are as follows:

Foreign exchange risk

The Company operates internationally with offices and operations in Canada, the United States, Luxembourg and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of the Company’s expenses are incurred in Mexican Pesos and to a lesser extent other foreign currencies.

A significant change in the currency exchange rates between the US dollar relative to the Mexican Peso or Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.  However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains and losses arise in converting Baja’s US-based investment in the Boleo Project to Canadian dollars.

Baja Mining Corp. MD&A Q4 2011	29

Interest rate risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s variable-rate debt obligations; however, the Company has secured the largest portion of its debt facilities at fixed interest rates to mitigate its exposure to interest rate fluctuations. The Company has not entered into any contracts to hedge its risk against interest rate fluctuations.  The Company considers the fluctuation in interest rates when selecting an interest period for its floating rate debt.

The Company’s hedge program secures cash flows from 50% of the Company’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in the Company’s earnings (loss) as the Company is required to mark the hedge instruments to market value at every reporting date. In the event of non-production, the derivative liability as recognized on the balance sheet will become payable.

Commodity price risk

The value of the Company’s mineral properties is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors. The primary valuation inputs in the Company’s hedge valuation are copper price and volatility of copper prices.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company believes its maximum exposure to credit risk is its carrying value of cash and cash equivalents, short-term deposits, restricted cash and derivative assets.

The Company’s investment policy is to invest its available cash and project funds in instruments with ratings ranging from AA to AAA, earning investment income at fixed or variable interest rates established at the time of the investment.  The Boleo Project funds have been segregated. Remaining funds are available for project and corporate objectives.   The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by a Chartered Bank in Canada. These investments mature at various dates over the current operating period.

While the Company is exposed to credit losses due to the non-performance of counterparties, management does not consider this to be a significant risk.

Share Capital information

The Company granted 50,000 stock options to employees or directors of the Company subsequent to the balance sheet date, 200,000 stock options were exercised, 984,375 warrants were exercised and 62,500 stock options were forfeited since December 31, 2011. No warrants were exercised or expired since the most recent balance sheet date.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 339,963,025 issued and outstanding.  The Company also had 27,212,500 stock options and 23,576,727 warrants outstanding.

Baja Mining Corp. MD&A Q4 2011	30

Special Shareholders Meeting

The Company received a letter dated December 16, 2011 from Mount Kellett Master Fund II A LP of New York (“Mt. Kellett”) requisitioning a special meeting at which shareholders will be asked to vote on the appointment of two Mt. Kellett nominees to the Baja Board, either by replacing two incumbent Baja directors or by increasing the number of directors from seven to nine.  This meeting has been scheduled for April 3, 2012.  Additional information on the special meeting can be found in the Company’s Management Information Circular as well as in the Company’s Annual Information Form for the year ended December 31, 2011, which can both be located on SEDAR.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that  information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to permit timely decisions regarding public disclosure.  Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2011.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Responsibility for Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

During the year ended December 31, 2011, the Company was able to enhance its internal control design through implementation of the JD Edwards ERP accounting system for its subsidiary MMB, adjusting segregation of duties through staff adjustments and additions and improving the review procedures over the Company’s recognition and disclosure of financial instruments.  We confirm there were no other significant changes in internal controls over financial reporting during the year ended December 31, 2011.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2011, the Company’s internal controls over financial reporting were effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Baja Mining Corp. MD&A Q4 2011	31

Non-IFRS Financial Performance Measures

Modified working capital

Modified working capital is a non-IFRS performance measure which is a measure of short-term the liquidity for the Company, excluding certain impacts which the Company believes are either non-recurring, including the presentation of the senior debt, US Exim mandatory prepayment derivative and hedge liabilities as current liabilities. Management believes that this measure provides investors with the ability to better evaluate the Company’s underlying liquidity.  The following table provides a reconciliation of working capital to modified working capital for the periods presented.

	Three months ended December 31		Year ended December 31
(USD thousands unless otherwise noted)	2011	2010	2011	2010

Working capital	(159,733)	37,288	(159,733)	37,288
Add:
Current portion of senior debt	152,018	-	152,018	-
Current portion of derivative liabilities	42,890	-	42,890	-
	194,908	-	194,908	-

Modified working capital	35,175	37,288	35,175	37,288

Modified income (loss)

Modified income (loss) is a non-IFRS performance measure which determine the performance of the Company, excluding certain impacts which the Company believes are either (i) non-recurring, or (ii) recurring, but of a nature which are not reflective of the Company’s underlying performance, including foreign exchange gains (losses), fair value adjustments on derivative instruments and changes in estimate of the Company’s refundable deposit liability.  Management believes that these measures provide investors with the ability to better evaluate the Company’s underlying performance.  The following table provides a reconciliation of income (loss) to modified income (loss) for the periods presented.

	Three months ended December 31		Year ended December 31
(USD thousands unless otherwise noted)	2011	2010	2011	2010

Loss (income)	10,033	88,559	(20,021)	92,716
Less:
Foreign exchange loss (gain)	6,108	10,447	(3,967)	9,896
Fair value loss (gain) on derivatives instruments	(1,498)	72,730	(40,732)	72,730
Change in estimate - redundable deposit liability	-	-	-	(1,113)
	4,610	83,177	(44,699)	81,513

Modified loss	5,423	5,382	24,678	11,203
Modified loss (income) attributable to shareholders	5,164	8,252	21,399	13,533
Modified loss per share	0.02	0.04	0.06	0.08

Weighted average shares outstanding - basic	338,587,671	235,317,462	336,951,773	169,750,830

Baja Mining Corp. MD&A Q4 2011	32

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis, and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2011, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.

Baja Mining Corp. MD&A Q4 2011	33